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DeFi Technologies, Through its Subsidiary Valour, Announces Launch of Solana Exchange Traded
Product on Nordic Exchange

New exchange traded product ("ETP"), Valour Solana (SOL) SEK, will enable institutions and individuals to invest in the SOL token as easily as buying shares from their bank or broker
Trading in Valour Solana (SOL) SEK to begin on September 16th, 2021 on Nordic Growth Market stock exchange ("NGM").
TORONTO, Sept. 13, 2021 /CNW/ - Valour Inc. ("Valour"), a subsidiary of DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO:DEFI) (GR: RMJ.F) (OTC: DEFTF) and issuer of investment products focused on digital assets, has announced it will launch its Solana ETP (VALOUR SOLANA (SOL) SEK - CH1114178762) on the NGM. Trading in Valour Solana (SOL) SEK is expected to begin on September 16, 2021. The Valour Solana ETP enables investors to gain exposure to SOL, the native cryptocurrency in Solana's ecosystem, simply and securely, via their bank or broker.
Solana is the fastest blockchain in the world and the fastest growing ecosystem in the crypto universe, with more than 400 projects spanning DeFi, NFTs, Web3 and more. It currently sits is among the top ten cryptocurrencies in the world by market capitalization1, at USD $52.36 billion as of September 13th.
Solana is a programmable blockchain that can run multiple decentralized finance operations.

"The launch of the Valour Solana ETP is another achievement for our team in our mission to make the digital asset ecosystem accessible via mainstream channels," said Valour CEO Diana Biggs. "We've seen tremendous interest in the Solana ecosystem and this product is testament to the team's ability to rapidly respond to that demand, not only by bringing innovative products to market but the most cost-effective for investors. This is yet another major step for Valour and Defi Technologies as we continue to create not just revolutionary products but also shareholder value. With the Valour Solana ETP, and other innovative ETPs in the works, along with imminently listing our products on numerous other global exchanges we anticipate our AUM to grow rapidly."

By gaining exposure to digital assets via Valour, investors of DeFi Technologies benefit from the standardisation, risk reduction and operational efficiency of a centrally-cleared product listed on a regulated stock exchange. For each exchange traded product of Valour that is bought and sold on the stock exchange, Valour purchases or sells the equivalent amount of the underlying digital assets, meaning the products are fully backed at all times.

"Solana has gathered tremendous momentum in the broader blockchain community. It is great to see our team spotting this so rapidly by creating a new ETP such that public market investors can benefit from this nascent but growing protocol," said Wouter Witvoet, Chief Executive Officer, DeFi  Technologies.

1 Coinmarketcap.comas at 2 September, 2021

About Valour Solana (SOL) SEK
Valour Solana (SOL) SEK (ISIN: CH1114178770) is a fully-hedged, passive investment product with Solana's native token, SOL, as its underlying asset. The new Valour Solana ETP, available in Swedish krona, is traded on the NGM, a regulated stock exchange based in Stockholm, Sweden, under local ticker VALOUR SOLANA SEK. Available for purchase via banks or brokers in the same way as any other security, the Valour Solana ETP removes the mystery, complexity and costs of trading and custody of SOL that have thus far impeded mainstream adoption of digital assets and decentralised finance.
About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.
About DeFi Technologies
DeFi Technologies Inc. is a digital asset investment firm bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies and the future of finance. We believe that decentralised technologies lie at the heart of financial innovation. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide diversified exposure across decentralized finance. As a trusted partner for our clients and investors, we provide industry-leading products  and top-quality research and education in this fast-growing space. For more information visit https://defi.tech/.
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies of business opportunities; the offering and trading of Valour Solana ETP on the NGM; the development of future ETPs and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to, the growth and development of the Valour Solana ETP and the DeFi and cryptocurrency sector; rules and regulations with respect to DeFi; regulatory approval of ETPs abnd future adoption of Valour's ETPs. Although the Company has attempted to identify important factors that could cause actual results  to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated  in  such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 07:30e 13-SEP-21